BELAIR ENTERPRISES, INC.
            16th Floor, 25a, Fontana Gardens, Tai Hang Road
                    Causeway Bay, Hong Kong


Securitie and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:     Belair Enterprises, Inc.
        File No. 0-28821

Dear Sir or Madam:

On behalf of the above-mentioned corporation, I hereby request withdrawal of our registration statement on Form 10SB, File No. 0-28821.

Thank you for your time and consideration in this matter.   Please do
not hesitate to contact me if you require further documentation or information regarding this matter.


Very truly yours,


/s/ William Ko
-----------------------------
William Ko, President